Exhibit (a)(1)(B)
May 5, 2023
AMENDMENT TO
REPURCHASE NOTICE OF NOTES PURSUANT TO OPTIONAL PUT OF HOLDERS
Hope Bancorp, Inc. (the “Company”)
2.00% Convertible Senior Notes due 2038 (the “Notes”)
CUSIP NUMBER 43940TAB5

Reference is hereby made to the Company’s Repurchase Notice, dated April 17, 2023 (the “Company Notice”), pursuant to which notice was given as required by Section 16.01(c) of that certain Indenture, dated as of May 11, 2018 (the “Indenture”), between the Company and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association) as trustee and paying agent (the “Trustee” or “Paying Agent”) that each holder (each a “Holder,” and collectively, the “Holders”) of Notes shall have the right, at such Holder’s option, to require the Company to repurchase all of such Holder’s Notes or any portion thereof that is a multiple of $1,000 principal amount (the “Optional Put”) on May 15, 2023 (the “Optional Repurchase Date”) in cash at a repurchase price (the “Repurchase Price”) of 100% of the principal amount of the Notes being repurchased with any accrued and unpaid interest owed on the Notes as of the Optional Repurchase Date paid to the Holders of record on the Regular Record Date of May 1, 2023, subject to the terms and conditions of the Indenture, the Notes, the Company Notice and the related notice materials (as amended and supplemented from time to time, collectively, the “Put Option Documents”). All capitalized terms used but not specifically defined in this Amendment to Company Notice (this “Notice Amendment”) shall have the meanings given to such terms in the Company Notice.

The Company is extending the time period to exercise the Optional Put (the “Expiration Date”) to 12:00 midnight New York City time at the end of the day on Friday, May 12, 2023. The time period to exercise the Optional Put was originally set to expire at 5:00 p.m. New York City time on May 11, 2023. The period that Holders have to exercise the Optional Put will not be further extended, unless we are required to do so by applicable law (including, but not limited to, the federal securities laws).

We are not providing for procedures for tenders of Notes to be made by guaranteed delivery. Accordingly, you must allow sufficient time for the necessary tender procedures to be completed during the normal business hours of DTC on or prior to the Expiration Date. If you hold your Notes through a broker, dealer, commercial bank, trust company or other nominee, you should keep in mind that such entity may require you to take action with respect to the Optional Put a number of days before the Expiration Date in order for such entity to tender Notes on your behalf at or prior to the Expiration Date. Tenders not completed at or prior to the end of the Expiration Date will be disregarded and of no effect.

Address and Email of Trustee and Paying Agent
Regular Mail, Registered & Certified Mail, or Courier:

U.S. Bank Global Corporate Trust Services
111 E Fillmore Ave, St. Paul, MN 55107
Corporate Trust Support & Operations
EP-MN-WS1P
cts.specfinance@usbank.com

Except for the extension of the Expiration Date, all of the terms of the Optional Put set forth in the Put Option Documents remain unchanged.

In order to exercise the Optional Put, a Holder must follow the procedures contained in the Put Option Documents. The right of Holders to surrender their Notes for repurchase pursuant to the Optional Put, or to validly withdraw Notes previously surrendered, expires on the Expiration Date. Notes repurchased by exercise of the Optional Put will be retired.

Below are the high and low bid quotations for the Notes for each quarter during the past two years, which was sourced from the Bloomberg Valuation Service:

Start	End	Quarter	Low($)	High ($)
01/01/23	03/31/23	Q1 2023	95.937	99.645
10/01/22	12/31/22	Q4 2023	96.897	98.362
07/01/22	09/30/22	Q3 2022	96.889	98.48
04/01/22	06/30/22	Q2 2022	96.958	99.914
01/01/22	03/31/22	Q1 2022	97.375	100.379
10/01/21	12/31/21	Q4 2021	96.941	99.696
07/01/21	09/30/21	Q3 2021	95.508	99.006
04/01/21	06/30/21	Q2 2021	97.871	100.844
01/01/21	03/31/21	Q1 2021	91.203	99.484

The filing person of the Tender Offer Statement on Schedule TO, first filed with the U.S. Securities and Exchange Commission April 17, 2023 (as amended, “Schedule TO”), is the subject company, Hope Bancorp, Inc. The Company’s business address is 3200 Wilshire Boulevard, Suite 1400, Los Angeles, CA 90010 and its business phone number is (213) 639-1700. The Company’s directors and executive officers as of the date of this Notice Amendment are set forth on Annex A.

Contact Information

If you have questions, please contact the Paying Agent at cts.specfinance@usbank.com.

No person has been authorized to give any information or to make any representation other than those contained in the Company Notice and this Notice Amendment and, if given or made, such information or representations must not be relied upon as having been authorized. You should not assume that the information contained in the Company Notice and this Notice Amendment is accurate as of any date other than the date on the front of the Company Notice and this Notice Amendment, respectively. The Company Notice and this Notice Amendment do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of the Company Notice and this Notice Amendment shall not under any circumstances create any implication that the information contained in the Company Notice and this Notice Amendment is current as of any time subsequent to the date of such information. None of the Company, its board of directors, or its officers is making any representation or recommendation to any Holder as to whether or not to exercise the Optional Put. You should consult your financial and tax advisors and must make your own decision as to whether to exercise the Optional Put and, if so, the principal amount of Notes for which the Optional Put should be exercised.

Annex A

Board of Directors and Executive Officers

The following tables set forth the names of each member of the Company’s board of directors and each of the Company’s executive officers:

Name	Position
Kevin S. Kim	Chairman, President and Chief Executive Officer
Julianna Balicka	Chief Financial Officer
Jason K. Kim	Western Regional President
Kyu S. Kim	Eastern Regional President
Peter J. Koh	Chief Operating Officer
Thomas P. Stenger	Chief Risk Officer
Scott Yoon-Suk Whang	Lead Independent Director
Steven S. Koh	Honorary Chairman
Jinho Doo	Director
Donald D. Byun	Director
Daisy Y. Ha	Director
Joon Kyung Kim	Director
William J. Lewis	Director
David P. Malone	Director
Lisa K. Pai	Director
Mary E. Thigpen	Director
Dale S. Zuehls	Director

The business address of each person set forth above is 3200 Wilshire Boulevard, Suite 1400, Los Angeles, CA 90010.

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